

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Mr. Kim Thompson
Chief Executive Officer
Kraig Biocraft Laboratories, Inc.
120 N. Washington Square, Suite 805
Lansing, MI 48933

> **RE: Kraig Biocraft Laboratories, Inc.**
> **Form 8-K Item 4.01 filed August 17, 2010**
> **Form 8-K/A Item 4.01 filed August 30, 2010**
> **File #333-146316**

Dear Mr. Thompson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Gordon
Staff Accountant